Laird Superfood, Inc.

5303 Spine Road, Suite 204

Boulder, Colorado 80301

November 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing
Washington, D.C. 20549

Attention: Patrick Fullem

Re:	Laird Superfood, Inc.
Registration Statement on Form S-3
Filed on November 15, 2024
File No. 333-283270 (the "Registration Statement")
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Laird Superfood, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:30 p.m., Eastern Time, on November 19, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Matthew L. Fry, Esq. at (214) 651-5443.

Very truly yours, LAIRD SUPERFOOD, INC.

By:	/s/ Anya Hamill
Anya Hamill
Chief Financial Officer

cc:             Matthew L. Fry, Esq., Haynes and Boone, LLP